

Mail Stop 3561

September 14, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Jose I. Ortega
  Chief Financial Officer
BENIHANA INC.
8685 Northwest 53rd Terrace
Miami, Florida 33166

> **Re: Benihana Inc.**
> **Form 10-K for the year ended March 29, 2009**
> **File No. 0-26396**

Dear Mr. Ortega:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief